Exhibit 5: Balance Sheet

	Ch$ millions		US$ millions (1)%
	31-Dec-07	31-Dec-06	31-Dec-07	31-Dec-06	Change
ASSETS

Cash & equivalents	117.059	74.481	235,6	149,9	57,2%
Other current assets	217.346	203.989	437,4	410,5	6,5%
Total current assets	334.405	278.470	673,0	560,4	20,1%

PP&E, net	393.981	366.634	792,9	737,9	7,5%
Other assets	98.230	104.371	197,7	210,0	-5,9%

TOTAL ASSETS	826.616	749.475	1.663,6	1.508,3	10,3%

LIABILITIES &
STOCKHOLDERS' EQUITY

Short-term debt (2)	10.352	31.360	20,8	63,1	-67,0%
Other current liabilities	140.363	121.141	282,5	243,8	15,9%
Total current liabilities	150.715	152.501	303,3	306,9	-1,2%

Long-term debt (2)	163.084	126.036	328,2	253,6	29,4%
Other long-term liabilities	56.427	50.626	113,6	101,9	11,5%
Total long-term liabilities	219.511	176.662	441,8	355,5	24,3%

Minority interest	54.594	45.241	109,9	91,0	20,7%

Stockholders' equity	401.796	375.070	808,6	754,8	7,1%

TOTAL LIABILITIES &
STOCKHOLDERS' EQUITY	826.616	749.475	1.663,6	1.508,3	10,3%

OTHER FINANCIAL INFORMATION

Total financial debt	173.436	157.396	349,0	316,8	10,2%

Net debt (3)	56.377	82.915	113,5	166,9	-32,0%

Liquidity ratio	2,22	1,83
Debt / Capitalization	0,28	0,27

(1) Exchange rate: US$1.00 = Ch$496.89
(2) Includes only financial debt
(3) Total financial debt minus cash & equivalents